06006089

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/27/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53361

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ross Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas
(No. and Street)

New York, NY 10020
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Norman E. Ross (212) 582-2524
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard Feiman
(Name – *if individual, state last, first, middle name*)

PROCESSED
JUN 08 2006
THOMSON
FINANCIAL

295 Madison Avenue, New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2006
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Norman E. Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ross Securities Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Sworn to before me
this 27th day of February 2006

Notary Public

MICHELE GAPINSKI
Notary Public, State of New York
No. 02GA4984235
Qualified in Suffolk County
Commission Expires July 15, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROSS SECURITIES CORPORATION

FINANCIAL STATEMENT

DECEMBER 31, 2005

Richard Feiman
Certified Public Accountant

RICHARD FEIMAN
CERTIFIED PUBLIC ACCOUNTANT
295 MADISON AVENUE
NEW YORK, NY 10017

INDEPENDENT AUDITORS REPORT

The Board of Directors
Ross Securities Corporation

I have audited the accompanying statement of financial condition (Balance Sheet) of Ross Securities Corporation as of December 31, 2005 and the related statement of income and changes in stockholders' equity for the twelve months then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on the audit.

I conducted the audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles. I find no material inadequacies in the accounting system, internal accounting control and procedures for safeguarding securities.

The audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but its supplementary information required by Rule 17-a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 20, 2006

Richard Feiman

ROSS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
BALANCE SHEET
DECEMBER 31, 2005

Assets

Current Assets		
Cash in HSBC Bank		$ 52,620.00
Commission & Fees Receivable		8,500.00
Total Current Assets		61,120.00
Fixed Assets		
Comupter Equipment	$ 1,517.00	
Less: Accumulated Depreciation	1,517.00	0.00
Total Assets		$ 61,120.00

Liabilities and Equity

Current Liabilities		
Accounts Payable		$ 2,186.00
Shareholders Equity		
Capital Stock	$ 15,700.00	
Retained Earnings	40,533.00	
Total	56,233.00	
Add: Net Profit for the Twelve Months	2,701.00	
Total Stockholders Equity -12/31/05		58,934.00
Total Liabilities and Equity		$ 61,120.00

Richard Feiman
Certified Public Accountant

ROSS SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2005

Income

Commissions & Fees		$ 151,712.00

Expenses

Overhead - Salaries & Taxes	$ 102,065.00	
Dues, Licenses, Fees & Bond	4,774.00	
Administrative Expenses	41,221.00	
Federal, State & Local Taxes	951.00	
Total Expenses		149,011.00
Net Profit for the Twelve Months		$ 2,701.00

Richard Feiman
Certified Public Accountant

ROSS SECURITIES CORPORATION
CHANGES IN STOCKHOLDERS EQUITY
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2005

Cash Flow

Stockholders Equity - 1/1/05	
Invested Capital	$ 15,700.00
Retained Earnings	40,533.00
Total Equity	56,233.00
Sources of Income	
Commissions and Fees	151,712.00
Total	207,945.00
Application of Funds	
Overhead Salaries & Taxes	102,065.00
Dues, Licenses, Fees & Bond	4,774.00
Administration Expenses	41,221.00
State & Local Taxes	951.00
Total	149,011.00
Stockholders Equity - 12/31/05	$ 58,934.00

Note: The Auditors' report represents a twelve month period as required by NASD. The reporting corporation filed Focus reports for each quarter in the year 2005. Due to acceptable rounding of figures the filed Focus Report indicates a Balance Sheet difference of one dollar.

ROSS SECURITIES CORPORATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL AS OF DECEMBER 31, 2005
FIRM ID: 113796
SEE FILE #8-53361

Total Ownership Equity - 1/1/05	$ 56,233.00
Add: Net Profit for the Year	2,701.00
Total Ownership Equity - 12/31/05	58,934.00
Deduct o/e allowable for net capital	0.00
Total o/e qualified for net capital	58,934.00
Add:	
Allowable subordinated liabilities	
Other deductions or credits	
Descriptions Amount	0.00
Total capital & allowable subloans	58,934.00
Deductions and/or charges	
Total non-allowable assets	
Secured demand note deficiency	
Cap charges for spot 7 commodity futures	
Other deductions and/or charges	0.00
Other additional and/or allowable credits	
Description Amount	0.00
Net capital before haircuts	58,934.00
Haircuts on securities	0.00
Net Capital	$ 58,934.00

Note: The Net Capital for the year 2005 was increased by $2,701.00. No additional adjustments to Net Capital have occurred during the year.

Richard Feiman
Certified Public Accountant

ROSS SECURITIES CORPORATION
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
FIRM ID: 113796

Minimum Net Capital Required: (based on Aggregate Indebtedness)	0.00
Minimum Dollar Requirement	$ 5,000.00
Net Capital Requirement	5,000.00
Excess Net Capital	53,934.00
Excess Net Capital @100% (Net Capital - 10% Aggregate Indebtedness = 53,715)	53,934.00

Note: The basic Minimum Dollar requirement of $5,000 has been increased by accumulated profits resulting in a total excess Net Capital of $53,934.

Richard Feiman
Certified Public Accountant

ROSS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Cash in Fleet Bank was verified with the statements submitted by the depository as at December 31, 2005. The cash balance is verified on a monthly basis with the depository's statement.

Commissions are reported when earned. All commissions earned as at December 31, 2005 were deposited or set up as receivables.

The Receivable due from Life commissions in the sum of $8,500 is calculated as follows:

$2,000 from Met Life is a rolling commission receivable and is earned in the month prior to receipt.

$6,500 is due from PAC Life and Nationwide Life for life insurance policies to be purchased by Arrow Electronics. Arrow Electronics puts the premium in a SERP Trust. The trust holds several individual whole life and universal variable life insurance policies. Arrow is obligated to buy policies for the officers under the terms of the trust agreement; Ross Securities earns the commission from PAC Life as the money is put into the trust.

It also represents life insurance policies to be purchased by SBLI. SBLI is obligated under the terms of the SERP Plan to purchase life insurance for their officers.

There were no subordinated Claims of Creditors at the beginning or the end of the period.

No provision for Corporation Income Taxes has been set up in the amount of $405.

The Common Capital Stock of $15,700 results from 100 shares of common stock authorized and issued at a value of $15.70 per share.

The Brokers required Net Capital as at December 31, 2005 is $5,000 and the actual Net Capital as of December 31, 2005 is $58,934 resulting in an excess Net Capital of $53,934. No material differences or inadequacies exist between the Focus Report 11A and the audited Net Capital of the Corporation, except for the provision for corporate income taxes noted above. The net capital requirement would then be in excess of $53,529.

The Corporation, other than items reported, has no other assets or securities relating to Possession or Control requirements under Rule 15c3-3 of The Securities and Exchange Commission.